Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation
40 King St. West, 52nd Floor
Toronto, Ontario
M5H 3Y2

2.	Date of Material Change

January 23, 2008

3.	News Release

A news release with respect to the material change referred to in this report was issued by Kinross Gold Corporation (“Kinross”) on January 23, 2008 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

Kinross has entered into agreements with a group of initial purchasers to issue and sell US$420 million (US$460 million if the overallotment option granted to the initial purchasers is exercised in full) aggregate principal amount of its senior unsecured convertible notes due March 15, 2028 (the “Convertible Notes”). The Convertible Notes are being offered and sold at a price of 100% of their face value and will bear interest at a rate of approximately 1.75% per year. Kinross expects to receive net proceeds of approximately US$410 million from the offering of Convertible Notes (or approximately US$448 million if the initial purchasers’ option to purchase additional notes is exercised in full), after payment of the commissions of the initial purchasers and expenses of the offering. Kinross expects to use a portion of the net proceeds to repay outstanding indebtedness under its term loan facility, with the balance of the net proceeds to be used to fund capital expenditures and for general corporate purposes.

5.	Full Description of Material Change

Please refer to the news release attached as Schedule A.

6.	Reliance upon subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, Shelley Riley, Vice President, Administration & Corporate Secretary, Kinross Gold Corporation may be contacted at (416) 365-5198.

9.	Date of Report

January 28, 2008

SCHEDULE A

NEWS RELEASE

NEWS RELEASE

Kinross Enters into Agreements to Sell Privately
US$420Million of Convertible Notes

Toronto, Ontario, January 23, 2008– Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) announced today that it has entered into agreements with a group of initial purchasers to issue and sell US$420 million (US$460 million if the overallotment option granted to the initial purchasers is exercised in full) aggregate principal amount of its senior unsecured convertible notes due March 15, 2028 (the “Convertible Notes”).  The Convertible Notes are being offered and sold at a price of 100% of their face value and will bear interest at a rate of approximately 1.75% per year.  Kinross expects to receive net proceeds of approximately US$410 million from the offering of Convertible Notes, after payment of the commissions of the initial purchasers and expenses of the offering.  Kinross expects to use a portion of the net proceeds to repay outstanding indebtedness under its term loan facility, with the balance of the net proceeds to be used to fund capital expenditures and for general corporate purposes.

The Convertible Notes will be convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls below 98% of the amount equal to Kinross’s then prevailing common share price, times the applicable conversion rate, (iii) the Convertible Notes are called for redemption; (iv) upon the occurrence of specified corporate transactions; or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market.  The Convertible Notes will also be convertible on and after December 15, 2027.  Kinross may elect, in lieu of delivering Kinross common shares, to settle any conversion obligation in cash or in a combination of cash and Kinross common shares, based upon the volume-weighted average price of Kinross common shares on the New York Stock Exchange during a prescribed measurement period following conversion.  The Convertible Notes will be convertible into Kinross common shares at a initial conversion rate of 35.1173 common shares per $1000 principal amount of Convertible Notes converted, representing an initial conversion price of approximately US$28.48 per common share, which is approximately 140.0% of the closing price of Kinross common shares on the New York Stock Exchange on January 23, 2008.  The offering of Convertible Notes is expected to close on January 29, 2008, subject to the satisfaction of customary closing conditions.

Holders of the Convertible Notes will have the right to require Kinross to repurchase the Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental corporate changes.  The repurchase price will be equal to 100% of the principal amount of the Convertible Notes being converted, plus accrued and unpaid interest to the repurchase date.  Subject to specified conditions, Kinross may, at its option, pay the purchase price in common shares or a combination of cash and common shares.  On and after March 20, 2013, Kinross may redeem the Convertible Notes for cash at a redemption price equal to 100% of the principal amount of the Convertible Notes being redeemed, plus accrued and unpaid interest to the redemption rate.

KINROSS GOLD CORPORATION www.kinross.com	40 King Street West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2	TEL: 416-365-5123 FAX:416-363-6622 TOLL FREE:866-561-3636

The offering is being made pursuant to Rule 144A under the Securities Act of 1933 (the “Act”). The offering has not been registered under the Act and none of the Convertible Notes or any Kinross common shares issuable upon any conversion of the Convertible Notes will be offered or sold in the United States absent registration under the Act or the availability of an applicable exemption from registration requirements.  Offers and sales in Canada are being made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

This press release contains forward-looking statements regarding Kinross and its financing arrangements, including its expectations that the offering will be successfully completed consistent with the terms outlined above. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as market conditions, global political uncertainties, investor demand and the timing and final terms of such financing arrangements.  Kinross disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

Media contact:	Investor Relations contact:
Mac Penney	Erwyn Naidoo
Corporate Communications	Director, Investor Relations
Kinross Gold Corporation	Kinross Gold Corporation
(416) 365-2717	(416) 365-2744

KINROSS GOLD CORPORATION